                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                               The viaLink Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   92552Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert C. Donohoo
                              i2 Technologies, Inc.
                         909 East Las Colinas Boulevard
                                   16th Floor
                               Irving, Texas 75039
                                 (214) 860-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 12, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]










                         (Continued on following pages)

------------------------                         ------------------------------
CUSIP NO. 92552Q 10 1                 13D
------------------------                         ------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     i2 TECHNOLOGIES, INC.
                     75-2294945

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [  ]  (b) [  ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [X]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                              428,849
             OF                  -----------------------------------------------
           SHARES                8      SHARED VOTING POWER
        BENEFICIALLY                           NONE
          OWNED BY               -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                             428,849
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                               NONE
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     428,849
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     11.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of The viaLink Company, an Oklahoma corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13800 Benson Road, Suite 100, Edmond, Oklahoma 73013.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is i2 Technologies, Inc., a Delaware corporation ("i2").

     (b) The address of the principal office and principal business of i2 is 909 East Las Colinas Boulevard, 16th Floor, Irving, Texas 75039. The business address of each of i2's directors and executive officers, as of the date hereof, is c/o i2 Technologies, Inc., 909 East Las Colinas Boulevard, 16th Floor, Irving, Texas 75039.

     (c) i2 is a leading provider of electronic business process optimization software solutions, licensed as part of the RHYTHM family of products. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of i2's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither i2 nor, to i2's knowledge, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither i2 nor, to i2's knowledge, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each person named in Schedule A is set forth thereon.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On October 12, 1999, pursuant to a Securities Purchase Agreement entered into on that date with the Issuer (the "Securities Purchase Agreement"), i2 purchased from the Issuer (a) 233,918 shares of Common Stock and (b) a Common Stock Purchase Warrant to purchase an additional 194,931 shares of Common Stock (the "Warrant"). The Warrant expires on October 12, 2001 and is exercisable at a price of $25.65 per share. The aggregate consideration for the foregoing purchases was $5,000,000 in cash, which i2 financed from its working capital. None of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. On the same date, i2 and the Issuer also entered into a Registration Rights Agreement, which provides i2 with certain registration rights relating to the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transaction was for i2 to acquire an equity interest in the Issuer, in conjunction with entering into an Alliance Agreement and a Software License with the Issuer.

     (a) i2 has no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for the possible acquisition of shares of Common Stock upon exercise of, and pursuant to the terms of, the Warrant.

     (b) - (c) Not applicable.

     (d) Pursuant to the Securities Purchase Agreement, i2 and the Issuer agreed that, for so long as (i) i2 shall beneficially own (as such term is defined for purposes of the Securities Act and the rules and regulations thereunder) not less than 4.0% of the then issued and outstanding Common Stock and the Alliance Agreement between i2 and the Issuer has not been terminated or (ii) i2 shall beneficially own not less than 10.0% of the then issued and outstanding Common Stock, i2 shall have the right to designate one nominee to the Board of Directors of the Issuer. The Issuer has agreed to include such nomination in all proxy and annual meeting materials provided to its shareholders, and to refrain from making any competing nomination or recommending against election of such nominee.

     (e) - (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) i2 may be deemed to be the beneficial owner of all 428,849 shares of Common Stock disclosed on this Statement, including 194,931 shares that i2 has the right to acquire pursuant to the Warrant. To the knowledge of i2, such Common Stock constitutes approximately 11.5% of the issued and outstanding shares of Common Stock as of September 30, 1999.

     (b) i2 has the sole power to vote and to dispose of all of the above-described shares of Common Stock. To the knowledge of i2, no shares of Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Except as disclosed in Item 3 above, neither i2 nor, to the knowledge of i2, any person named in Schedule A, has effected any transaction in the Common Stock during the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Securities Purchase Agreement provides for (a) a right of first refusal on behalf of i2 in the event of certain issuances of capital stock by viaLink, (b) a restriction on disposition of the Common Stock and Warrants by i2 and (c) a standstill agreement that restricts i2 from purchasing additional securities of, or taking certain actions with respect to, the Issuer, subject to certain exceptions contained in the Securities Purchase Agreement. Other than the Securities Purchase Agreement, Registration Rights Agreement and Warrant, to the knowledge of i2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1. Securities Purchase Agreement, dated October 12, 1999, by and between i2 and the Issuer.

        2. Registration Rights Agreement, dated October 12, 1999, by and between i2 and the Issuer.

        3. The viaLink Company Common Stock Purchase Warrant No. i2-001, dated October 12, 1999.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 19, 1999


                                           i2 Technologies, Inc.


                                           By:    /s/ Robert C. Donohoo
                                               --------------------------------
                                                Robert C. Donohoo
                                                Corporate Counsel

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              i2 TECHNOLOGIES, INC.



                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT, INCLUDING NAME AND
            NAME                            TITLE                       ADDRESS OF EMPLOYER            CITIZENSHIP
----------------------------    --------------------------------  --------------------------------     -----------


Sanjiv S. Sidhu                 Chairman of the Board and Chief                  *                       U.S.A.
                                       Executive Officer

Sandeep R. Tungare              Director and President, Demand                   *                       U.S.A.
                                          Management

Gregory A. Brady                          President                              *                       U.S.A.

William M. Beecher                Executive Vice President,                      *                       U.S.A.
                                Operations and Chief Financial
                                           Officer

Hiten D. Varia                    Executive Vice President,                      *                       U.S.A.
                                    Worldwide Development

Harvey B. Cash                             Director                       General Partner                U.S.A.
                                                                        InterWest Partners
                                                                        Two Galleria Tower
                                                                          13455 Noel Road
                                                                            Suite 1670
                                                                        Dallas, Texas 75240

Thomas J. Meredith                         Director               Senior Vice President and Chief        U.S.A.
                                                                         Financial Officer
                                                                     Dell Computer Corporation
                                                                           One Dell Way
                                                                      Round Rock, Texas 78682


* Such individual's principal occupation and employment is as set forth in the "Title" column, and such individual's employer is i2 Technologies, Inc., at 909 East Las Colinas Boulevard, 16th Floor, Irving, Texas 75039.

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER       DESCRIPTION
  -------      -----------


     1. Securities Purchase Agreement, dated October 12, 1999, by and between i2 and the Issuer.

     2. Registration Rights Agreement, dated October 12, 1999, by and between i2 and the Issuer.

     3. The viaLink Company Common Stock Purchase Warrant No. i2-001, dated October 12, 1999.